Exhibit (d)(29)

April 16, 2012

The Edelman Financial Group Inc.
600 Travis, Suite 5800
Houston, Texas 77002

Gentlemen:

Reference is made to (i) the Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, by and among The Edelman Financial Group Inc., a Texas corporation (the “Company”), Summer Holdings II, Inc., a Delaware corporation (“Parent”), Summer Merger Sub, Inc., a Texas Corporation (“Merger Sub”) and (ii) the Limited Liability Company Agreement of The Edelman Financial Center, LLC, a Delaware limited liability company (“EFC”), dated as of May 10, 2005, as amended by the Letter Agreement dated as of January 1, 2009 and the Letter Agreement dated as of December 22, 2009 (as so amended, the “Agreement”). Capitalized terms used herein and not defined shall have the meanings specified in the LLC Agreement.

For the purposes of this letter agreement:

“Distribution Amount” shall mean an amount equal to: (i) the amount, as of the Measurement Date, in the account known as “General Ledger 29500 – Minority Interest” in EFC’s accounting books and records ($8,230,000 as of the date hereof, as may be adjusted after the date hereof by EFC in the ordinary course consistent with past practice to reflect the results of EFC’s business to the Measurement Date), minus (ii) the amount of all distributions made after the Measurement Date in respect of any Units of EFC held by any Person other than the Company, minus (iii) $1,900,000.

“Final Quarterly Financials” means the final financial statements of EFC in respect of the calendar quarter ending on the Measurement Date prepared in accordance with GAAP consistent with past practice of EFC.

“Measurement Date” means the last day of the most recent calendar quarter ending prior to the Effective Time (as defined in the Merger Agreement).

“True-up Amount” means the Distribution Amount calculated on the basis of the Final Quarterly Financials minus the aggregate amount of the Distributions made pursuant to paragraph 2 of this letter agreement (with such amount expressed as a positive number, if positive, or as a negative number, if negative).

Each of the undersigned hereby agree as follows:

1.      Waiver. Fredric M. Edelman (“Edelman”) and The Edelman Financial Center, Inc. (“Edelman Holdco”) hereby waive the right to require the Company (as the successor-in-interest to SMH) to purchase any Units owned by Edelman Holdco and its Transferees (as defined in the Agreement) as provided in Article XI of the Agreement, to the extent such rights are triggered by the Company’s (i) entering into the Merger Agreement, (ii) the approval of the transactions contemplated by the Merger

Agreement or (iii) the consummation of the transactions contemplated by the Merger Agreement. For the avoidance of doubt, the foregoing waiver shall be limited to, and effective only with respect to, the transactions contemplated by the Merger Agreement and such waiver shall be null, void and of no effect with respect to any transaction or event other than the events described in clauses (i) and (ii) of this paragraph if the transactions contemplated by the Merger Agreement are not consummated in accordance with the terms of the Merger Agreement.

2.      Closing Distribution. The Company shall, immediately prior to the Effective Time, in accordance with the power provided to it under Section 4.4 of the Agreement, cause EFC to make (i) a cash distribution to Edelman Holdco, in an amount equal to the product of (x) the Distribution Amount and (y) 22/24ths (0.916) (such product, the “Edelman Distribution”) in respect of the Units held by Edelman Holdco and (ii) a cash distribution to Edward Moore (“Moore”), in an amount equal to the product of (x) the Distribution Amount and (y) 2/24ths (0.084) (such product, the “Moore Distribution” and, together with the Edelman Distribution, the “Distributions”) in respect of the Units held by Moore, which Distributions shall be made by EFC to Edelman Holdco and Moore, as applicable, by wire transfers of immediately available funds. The percentage of the Distribution Amount payable to Edelman Holdco and Moore hereunder is referred to as their “Pro Rata Share”.

3.      Post-Closing True-Up of Distributions. If the Final Quarterly Financials were not complete prior to the date of the Distributions made pursuant to paragraph 2, then the parties shall cause the Chief Financial Officer of EFC to calculate the True-Up Amount promptly following the completion of such Final Quarterly Financials. Promptly, and in any event no later than three (3) Business Days following such determination of the True-Up Amount, (i) if the True-Up Amount is a positive number, the Company or an affiliate of the Company shall deliver to Edelman Holdco and Moore, respectively, cash in the amount of their Pro Rata Share of the True-up Amount, by wire transfer in immediately available federal funds to the account designated by the Edelman Holdco or Moore, as applicable, in writing prior to such payment, (ii) if the True-Up Amount is a negative number, each of Edelman Holdco and Moore shall deliver to the Partnership (as such term is defined in the Contribution Agreements entered into as of the date hereof by Edelman and Edelman Holdco, and Moore, respectively) cash in the amount of their respective Pro Rata Share of the absolute value of the True-Up Amount, by wire transfer in immediately available federal funds to the account designated by the Company in writing prior to such payment and (iii) if the True-Up Amount is $0, no payment will be made.

4.      Effect. Except as set forth herein, the execution, delivery and effectiveness of this letter agreement shall not operate as a waiver or modification of any other provisions of the Agreement, and the Agreement shall remain in full force and effect in accordance with its terms. In addition, for the avoidance of doubt, the execution, delivery and effectiveness of this letter agreement shall not operate as, or be deemed to be, a modification of any provision of the Merger Agreement.

5.      Third Party Beneficiaries. Parent and the Partnership shall be third party beneficiaries of this letter agreement.

6.      No Amendment. Notwithstanding anything to the contrary herein, any amendment, modification or waiver of this letter agreement, or any provision hereof, shall be subject to the prior written consent of Parent and each of the parties hereto.

7.      Governing Law. This letter agreement and the rights and obligations of the parties hereto shall be interpreted and enforced in accordance with and governed by the Laws of the State of Delaware applicable to agreements made and to be performed wholly within that jurisdiction.

8.      Counterparts. This letter agreement may be executed in counterparts, each of which when so executed shall be an original, but all such counterparts shall together constitute but one and the same instrument. Transmission by facsimile or electronic mail of an executed counterpart of this letter agreement shall be deemed to constitute due and sufficient delivery of such counterpart.

[signature page follows]

Please indicate your agreement with the terms set forth above by executing this letter agreement in the space provided below, at which time this shall constitute a binding agreement of the parties hereto.

Very truly yours,

The Edelman Financial Center, Inc.

By:	/s/ Fredric Edelman
Name: Fredric Edelman
Title: Chief Executive Officer, Director

/s/ Fredric Edelman
Fredric Edelman

/s/ Edward Moore
Edward Moore

Acknowledged and agreed as of
the date above first written:

The Edelman Financial GROUP Inc.

By: /s/ George L. Ball

Name: George L. Ball

Title: Co-Chief Executive Officer

(Signature page to Letter Agreement)